FIRST AMENDMENT
TO
WORLD AM, INC.
2008 NON-QUALIFIED COMPANY
STOCK GRANT AND OPTION PLAN

This First Amendment to World Am, Inc. 2008 Non-Qualified Company Stock Grant and Option Plan (the “Amendment”) is executed effective this 12th day of September 2008.

RECITALS

WHEREAS, World Am, Inc., a Nevada corporation (the “Company”) executed the World Am, Inc. 2008 Non-Qualified Company Stock Grant and Option Plan, effective July 10, 2008 (the “Plan”);

WHEREAS, the Plan provided for up to 120,000,000 shares of the Company’s common stock to be issued pursuant to the terms of the Plan;

WHEREAS, the Company underwent a 1-for-10 reverse stock split of its issued and outstanding shares, effective open of market on September 12, 2008;

WHEREAS, Section 7 of the Plan provides that the Board of Directors may revise or amend the Plan at any time;

WHEREAS, on the date hereof, the Board of Directors of the Company approved this Amendment to the Plan.

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Section 4 of the Plan is restated in its entirety to read as follows:

4. IDENTIFICATION OF STOCK: The stock subject to grant and the options shall be shares of the Corporation’s authorized but unissued or acquired or reacquired Common Stock, par value $0.001 (the “Stock”). The aggregate number of shares granted under the Plan, or subject to outstanding options granted under the Plan, shall not exceed One Hundred Twenty Million (120,000,000) shares of Stock (after taking into account the Corporation’s 1-for-10 reverse stock split, effective September 12, 2008, and subject to adjustment as provided in Section 5.6). If any option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for purposes of this Plan.

As adopted by the Board of Directors on September 12, 2008.

World Am, Inc. a Nevada corporation

By:	/s/ C. Robert Kline
C. Robert Kline
Its: Chief Executive Officer